SEC[illegible] 05039251 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/22

SEC FILE NUMBER
8- 22326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilbert Doniger & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Doniger 212/888-5151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, New York (Address) (City) NY (State) 10018 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Doniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilbert Doniger & Co Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANNIE SHADEROWFSKY
Notary Public, State of New York
No. 01SH6027320
Qualified In New York County
Commission Expires 7/6/2007

Notary Public

Signature

Pres
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER AND DIRECTOR OF GILBERT DONIGER & CO.:

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilbert Doniger & Co., Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 8, 2005

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2004
ASSETS		
Cash and cash equivalents	$	95,779
Commissions receivable		75,925
Other assets		12,746
Deferred tax asset		8,000
Total Assets	$	192,450
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and taxes payable	$	17,949
Stockholder's equity		
Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares		18,000
Additional paid-in capital		252,385
Retained earnings (deficit)		(95,884)
Total stockholders' equity		174,501
Total liabilities and stockholder's equity	$	192,450

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2004
Revenue		
Commissions and fees	$	844,734
Interest and dividends		4,711
Total revenue		849,445
Expenses		
Salaries - officers		297,000
- others		184,000
Payroll taxes and fringe benefits		23,678
Total payroll costs		504,678
Clearance fees		144,266
Commissions		3,751
Communications		21,057
Insurance		24,540
Office and other		16,201
Professional fees		17,602
Rent		60,043
Regulatory dues and fees		4,329
Telephone		6,844
Travel and entertainment		11,296
Total expenses		814,607
Income before income taxes		34,838
Income tax expense		14,050
Net income	**$**	**20,788**

See accompanying notes.

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance - January 1, 2004	$ 18,000	$ 252,385	$ (116,672)	$ 153,713
Net income	-	-	20,788	20,788
Balance - December 31, 2004	$ 18,000	$ 252,385	$ (95,884)	$ 174,501

See accompanying notes.

		YEAR ENDED DECEMBER 31, 2004
Cash flows from operating activities		
Net income	$	20,788
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax expense		11,000
(Increase) decrease in :		
Commissions receivable		(54,418)
Other assets		1,066
Increase in accrued expenses and taxes payable		3,104
Decrease in cash and cash equivalents (all from operating activities)		(18,460)
Cash and cash equivalents - beginning of year		114,239
Cash and cash equivalents - end of year	**$**	**95,779**

See accompanying notes.

1. Organization and Business Activity

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Clearing Transactions

The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Segregated under Federal and other Regulations

The company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

4. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2004, the Company's net capital ratio was .12 to 1, and its net capital was $152,284 as compared with required net capital of $50,000.

5. Operating Lease

The Company occupies office space under a lease agreement that expires in February, 2006, and is subject to additional rent charges for increases in real estate taxes and certain operating expenses. The Company subleases a portion of its offices to a tenant on a month to month basis. Aggregate future minimum annual rental payments under the lease agreement are as follows:

	Total Rent
2005	66,000
2006	16,500
	$ 82,500

Rent expense, including escalation charges for the year ended December 31, 2004 was $60,043, net of sublet income of $15,000.

6. Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended December 31, 2004, the Company elected not to contribute to the plan.

7. Income Taxes

The income tax provision for the year ended December 31, 2004 was as follows:

Current	$ 3,050
Deferred	11,000
Total	14,050

7. **Income Taxes (continued)**

The Company's effective income tax rate is higher that what would be expected if statutory rates were applied primarily because of the New York City Alternative Tax.

The component of the net deferred tax asset as of December 31, 2004 was as follows:

NOL Carryforward	$ 8,000

The Company has available at December 31, 2004, approximately $19,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years through 2017.

8. **Supplemental Disclosure of Cash Flow Information**

Cash paid during the year for income taxes was $4,090.

9. **Financial Instruments With Off Balance Sheet Risk**

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposits additional collateral, or reduce positions, when necessary.

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE STOCKHOLDER AND DIRECTOR OF
GILBERT DONIGER & CO., INC.:

We have audited the accompanying financial statements of Gilbert Doniger & Co., Inc. as of December 31, 2004 and have issued our report thereon dated February 8, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 8, 2005

GILBERT DONIGER & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2004
Total stockholders' equity	$	174,501
Deductions and/or charges		
Nonallowable assets		20,746
Net capital before haircuts on securities positions		153,755
Haircuts on securities		1,083
Undue concentration		388
		1,471
Net capital		152,284
Less: Minimum capital requirements		50,000
Excess net capital	$	102,284

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$	17,949
Aggregate indebtedness	$	17,949
Ratio of aggregate indebtedness to net capital		0.12 to1.0

See Independent Auditors' Report on Supplemental Information.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT

		DECEMBER 31, 2004
Net capital - per Focus Report	$	153,755
Haircut adjustment and Undue concentration		1,471
Net capital - per audit report	$	152,284

See Independent Auditors' Report on Supplemental Information.